[Westpac Banking Corporation letterhead]

14 December 2007

Mr. Hugh West
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0408

Re:          Westpac Banking Corporation
Form 20-F for the Fiscal Year ended September 30, 2006
File No. 001-10167

Dear Mr. West,

We are writing in response to the comments of the Staff of the United States Securities and Exchange Commission (the “Staff”) regarding the Annual Report on Form 20-F of Westpac Banking Corporation (“Westpac”) for the fiscal year ended September 30, 2006, contained in your letter, dated September 26, 2007, to David Morgan, Managing Director and Chief Executive Officer of Westpac.

For your convenience, the Staff’s comments have been reproduced below in bold/italicized text, and are followed by Westpac’s responses to the comments in plain text.

Form 20-F for the Fiscal Year ended September 30, 2006
Financial Statements for the years ended 30 September 2006 and 2005
Income Statements, page 81

1.                          We note “net operating income’ excludes “operating expenses” and ‘impairment on loan losses”.  Paragraph BC13 of IAS 1 states that in the Board’s view, it would be misleading and would impair the comparability of financial statements if items of an operating nature were excluded from the results of operating activities, even if that had been industry practice.  Please tell us:

•                  Why you believe each of these items should be excluded from net operating income, given their nature and the guidance in IAS 1; and

•                  Why you believe the presentation of “net operating income”, apart from “profit/(loss)” provides meaningful information to users of your financial statements.

Our line item “net operating income” as disclosed in Westpac’s financial statements for the year ended 30 September 2006 was not intended to be a disclosure of the results of our operating activities. Rather, it was the addition of net interest income and non-interest income from which operating expenses and impairment losses on loans need to be deducted to arrive at the results of our operating activities which we disclose[d] as “profit before income tax”.  We have clarified the description of the amount presented by referring to it in Westpac’s financial statements for the year ended 30 September 2007 as “net operating income before operating expenses and impairment charges”. The line item is not given undue emphasis compared to the other line items presented on the face of the income statement.

We believe the presentation of “net operating income before operating expenses and impairment charges” apart from “profit/(loss)” provides meaningful information to the users of our financial statements as it shows the operating income net of our interest expense that is available to cover our operating expenses and impairment losses on loans.  Many users of our financial statements focus on the ratio of operating expense to operating income as a key measure of our operating efficiency that is tracked over time and is compared to our industry peers.

We also believe that operating income is best presented as net of our interest expense as both our interest income and interest expense can fluctuate significantly from period to period due to changes in market interest rates.  Due to the management of interest rate risk these fluctuations do not normally impact our overall performance.

Notes to the Financial Statements
Note 49. Reconciliation with US Generally Accepted Accounting Principles
(viii) General provision for bad and doubtful debts

2.                                      We note that you recorded a significant reduction in your US GAAP allowance for loan losses upon the adoption of IFRS.  Your disclosure on page 229 states that in order to meet the specific requirements of AASB 139, the method used to estimate the Group’s general provision for bad and doubtful debts was changed and that since the requirements of AASB 139 are consistent with the range of acceptable outcomes under US GAAP, the change in the amount of the provision was treated as a change in estimate under US GAAP.  In order to more fully understand your accounting behind this change and the reason for treating it as a change in estimate as opposed to a correction of an error, please tell us, and to the extent applicable, revise your next periodic filing to address the following:

•              how you determined this element (i.e., General SFAS 5 provision) of your US GAAP allowance before and after the adoption of IFRS;

•              the specific changes made to your US GAAP allowance methodology upon adoption of IFRS (i.e., changes in discounting, changes to loss rates and or loss emergence periods, ect);

•              the approximate amount or percentage impact that these specific changes had on the reduction in your US GAAP allowance upon adoption of IFRS; and

•              how you determined that any changes or enhancements made to your process were not required to have been part of your historical US GAAP methodology for the allowance for loan losses.

As part of Westpac’s project to transition to IFRS, a significant amount of work was performed investigating methodologies in use for the determination of the loan loss allowance, and collecting additional data on how impairment losses have occurred in prior periods.

The previous methodology for the determination of Westpac’s allowance for loan losses had been in use since 1996 and was consistently applied over a ten year period from then through to the end of fiscal 2005.  While the previous approach was formula driven, a considerable range of provisioning outcomes could have resulted from changes in model input assumptions and assumptions inherent in the design of the model (e.g. discounting).  It is Westpac’s view that despite the nature of improvements made to data and the approach under the revised model, a similar allowance balance could conceivably have been calculated using alternative inputs and assumptions under the previous methodology and no inherent flaw or errors existed in the previous methodology.

The main changes implemented were to apply discounting at a different rate than previously to reflect “effective interest rate” requirements of IFRS, changes to loss rates and loss emergence periods reflecting new data collected and a change to a delinquency based approach for consumer lending.

It is important to recognise that the new estimate of the allowance was not driven by progressive changes to the previous estimate, but rather by a “bottom up” recalculation, taking all new information into account, including both the additional data gathered and requirements of the IFRS standard.  Accordingly, it is not possible to precisely disaggregate the effect of the changes made and the allocation included in the following discussion represent our best estimate.

Discounting:  Where the models previously estimated collectively assessed provisions using a discounted cash flow approach, they discounted estimated cash flows from the forecast point of default at a distressed rate to reflect the risk of defaulted loans.  On transition to IFRS, the models were modified to explicitly use the lower effective interest rate and discount from the balance date, as required by IAS 39.  This refinement had its largest impacts on those allowances with the largest balances and lowest average effective interest rates, notably in corporate and business lending.  This effect accounts for approximately 15% of the reduction.

Loss emergence period and loss rates:  To refine the process for estimating incurred losses, Westpac has introduced the use of a loss emergence period based approach.  The emergence period for each loan portfolio is the period between observable indicators of impairment occurring and observable confirming loss events.  The emergence period for each loan product type was determined through detailed studies of loss emergence patterns.  Loan files where losses have emerged over recent years were reviewed to identify the average time periods between observable loss indicator events occurring and the loss becoming identifiable (e.g. through missed payments or another default event).  This additional data gathering was carried out to statistically “prove” the time period between an observable event occurring and the loss becoming identifiable.  As the emergence period determined through analysis was, for most products, shorter than the horizon period applied in the previous statistical estimation process, the resulting probability of default factors and associated loss rates needed to be reduced, leading to an overall reduction in the allowance.  This effect accounts for approximately 55% of the reduction.

Treatment of consumer loans by delinquency:  In the case of consumer loans, the methodology was changed from one that applied a single loss factor for an entire product type (e.g. cards, mortgages) to a more risk sensitive approach that estimates different loss factors by delinquency status.  These loss factors are estimated from historical data relevant to the emergence period in question.  This has had a particular effect on the mortgage product in Australia, which has recently demonstrated benign delinquency patterns.  This effect accounts for approximately 20% of the reduction.

Other:  There are other minor effects, including removing unallocated provisions, accounting for approximately 10% of the reduction.

3.                          To the extent your US GAAP methodology for estimating the allowance for loan losses has been refined due to the introduction of a loss emergence period based approach compared to previously used statistical estimation processes using “horizon periods”, please tell us, and to the extent applicable, revise your next periodic filing to address the following:

•                  how you define “loss emergence period” and “horizon period”;

•                  how your review of historical loss emergence pattern in your portfolio impacted assumptions used in previous statistical estimation processes using “horizon periods”; and

•                  the reasons historical loss emergence patterns were not previously taken into account when estimating the allowance for loan loss.

As noted above in the response to comment 2, the loss emergence period utilized under IFRS for each loan portfolio is the period between observable indicators of impairment occurring and observable confirming loss.

The statistical process for estimating horizon periods was based on a range of characteristics of the loans in the portfolios, including remaining duration considering customer behaviour and product type.  Although we would still regard that as a valid interpretation of SFAS 5, the emergence period calculation has facilitated an improved estimate of the allowance under US GAAP that specifically aligns with the “event trigger” concept in IFRS.

Also, for consumer loans, the previous calculation was on a total portfolio basis only, whereas the new calculation is more granular, considering performing and delinquent loans separately.  This has allowed a closer estimate of the emergence period for consumer performing loans; whereas previously they were considered on a portfolio basis with non-performing loans.

The impact of the review of our historical loss emergence patterns is set out in our response to comment 2.

Historical loss emergence patterns were in fact taken into account when estimating the allowance for loan losses previously, as our loss experience was factored into the statistical calculation performed to determine the horizon periods described above.

4.                                      As a related matter, please tell us how you determined that this adjustment does not indicate that there was an error in the prior application of US GAAP.  In preparing your response, at a minimum address the fact that US GAAP guidance for determining the allowance for loan losses, including SFAS 5, SAB 102 the AICPA Audit and Accounting Guide — Depository and Lending Institutions and EITF D-80, has not changed recently thus suggesting that those principles may not have been properly applied in prior years.

As noted in our response to comment 2, the previous methodology for the determination of Westpac’s allowance for loan losses had been in use since 1996 and was consistently applied over a ten year period from then through to the end of fiscal 2005.  The previous methodology adopted by Westpac: (i) was considered to be consistent with US GAAP; (ii) provided a systematic method of determining the allowance for loan losses; and (iii) was consistently applied from period to period.

While the previous approach was formula driven, a considerable range of provisioning outcomes could have resulted from changes in model input assumptions and assumptions inherent in the design of the model (e.g. discounting).  It is Westpac’s view that despite the nature of improvements made to data and the approach under the revised model, a similar allowance balance could conceivably have been calculated using alternative inputs and assumptions under the previous methodology and no inherent flaw or errors existed in the previous methodology.

Within the reasonable range of possible estimates for determining the SFAS 5 allowance, we selected our best estimate at 30 September 2005.  Westpac’s Audit Committee and Board of Directors completed their review and approval of the Form 20-F for the fiscal year ended 30 September 2005 on 2 November 2005.  This review included consideration of the adequacy of the allowance for loan losses based on reports and discussion with management.

While the IAS 39 transition adjustment was determined as of 1 October 2005, the basis for this change and the supporting analysis were only presented to the Audit Committee and Board of Directors for their review and approval in conjunction with the interim financial statements for the six months ended 31 March 2006.  Management presented the proposed approach to the Audit Committee on 6 February 2006, and the interim financial statements were approved for issue by the Board of Directors on 4 May 2006.

Accordingly, the allowance reported as at 30 September 2005 represented Westpac’s best estimate of the probable loan losses inherent in the portfolio at that date, as determined using the same basic methodology that had been consistently applied for many years.

***	***	***

Westpac acknowledges that:

•                  Westpac is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  Westpac may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding our responses or require additional information, please contact Peter King, General Manager, Group Finance of Westpac, + 61 2 8253 3810.

Yours faithfully,

/s/ Philip Coffey

Philip Coffey
Chief Financial Officer

cc:           Ben Phippen, Staff Accountant
                United States Securities and Exchange Commission